UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 6

Hutchison Telecommunications International Limited

(Name of the Issuer)

Hutchison Telecommunications International Limited

Hutchison Telecommunications Holdings Limited

Hutchison Whampoa Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value HK$0.25 each

American Depositary Shares, each representing 15 Ordinary Shares

(Title of Class of Securities)

44841T 10 7 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Calvin C. Lai, Esq.	David W. Hirsch, Esq.
Freshfields Bruckhaus Deringer	Cleary Gottlieb Steen & Hamilton LLP
11th Floor	Bank of China Tower
Two Exchange Square	One Garden Road
Hong Kong	Hong Kong
Tel: (852) 2846 3400	Tel: (852) 2521 4122
(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
US$541,186,623.59	US$38,586.61

*                 Estimated for purposes of calculating the filing fee only.  This calculation assumes the cancellation of 1,908,740,622 ordinary shares (either directly or in the form of American Depositary Shares, each representing 15 ordinary shares), par value HK$0.25 each, of Hutchison Telecommunications International Limited, which represents all ordinary shares outstanding on the date hereof and not owned by Hutchison Telecommunications Holdings Limited and Hutchison Telecommunications Investment Holdings Limited, at a cancellation price of HK$2.20 per ordinary share or HK$33.00 per American Depositary Share, net in cash, converted to US dollars for the purpose of calculating the filing fee using the exchange rate of HK$7.7593 to US$1.00 reported by Bloomberg as of 12:00 noon in Hong Kong on March 11, 2010.

**          The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals US$71.30 per US$1,000,000 of the transaction valuation.

Solely for the convenience of the reader, this document contains translations of Hong Kong dollar amounts into US dollars and vice versa at specified rates.  These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	US$38,586.61

Form of Registration No.:	Schedule 13E-3

Filing Party:	Hutchison Telecommunications International Limited, Hutchison Telecommunications Holdings Limited and Hutchison Whampoa Limited

Date Filed:	March 15, 2010

Introduction

This Amendment No. 6 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (“SEC”) on March 15, 2010, as amended and supplemented (the “Schedule 13E-3”), by (1) Hutchison Telecommunications International Limited (“HTIL”), a company incorporated in the Cayman Islands with limited liability, (2) Hutchison Telecommunications Holdings Limited (the “Offeror”), a company incorporated in the British Virgin Islands with limited liability, and (3) Hutchison Whampoa Limited (“HWL”), a company incorporated in Hong Kong with limited liability.

All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to such terms in the Schedule 13E-3, including the Scheme Document (the “Scheme Document”) attached as exhibit (a)(3)(1) to the Schedule 13E-3.

The proposal to privatize HTIL by way of a scheme of arrangement under the Companies Law of the Cayman Islands (the “Scheme”) was sanctioned by the Grand Court of the Cayman Islands on May 21, 2010 (Cayman Islands time) and became effective on May 24, 2010 (Cayman Islands time).

Item 15. Additional Information.

Item 15 is hereby amended and supplemented as follows:

The Scheme was sanctioned without modification and the reduction of the share capital of HTIL resulting from the implementation of the Scheme was confirmed by the Grand Court of the Cayman Islands on May 21, 2010 (Cayman Islands time).  All of the conditions of the Scheme having been fulfilled, the Scheme became effective on May 24, 2010 (Cayman Islands time).

The last day for dealing in the Shares on The Stock Exchange of Hong Kong Limited was May 17, 2010 (Hong Kong time), and the listing of the Shares on The Stock Exchange of Hong Kong Limited was withdrawn at 9:30 a.m. on May 25, 2010 (Hong Kong time).  Trading in the ADSs on the New York Stock Exchange was halted at 9:30 a.m. on May 17, 2010 (New York time) and is expected to be permanently suspended on May 25, 2010 (New York time).  The delisting of the ADSs from the New York Stock Exchange is expected to become effective on June 4, 2010 (New York time).  The Offeror intends to cause HTIL to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, as soon as practicable.

Item 16. Exhibits.

Item 16 is hereby supplemented by the addition of the following exhibits:

Exhibit Number	Description

(a)(5)(16)

Joint Announcement dated May 24, 2010 of HTIL, HWL and the Offeror regarding the sanction of the Scheme by the Grand Court of the Cayman Islands, the expected withdrawal of listing of the Shares and the ADSs, and the expected cancellation of HTIL’s annual general meeting (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on May 24, 2010).

(a)(5)(17)

Joint Press Release dated May 24, 2010 of HTIL and HWL regarding the sanction of the Scheme by the Grand Court of the Cayman Islands, the expected withdrawal of listing of the Shares and the ADSs, and the expected cancellation of HTIL’s annual general meeting (incorporated by reference to Exhibit 1.2 to HTIL’s Report on Form 6-K furnished to the SEC on May 24, 2010).

(a)(5)(18)

Joint Announcement dated May 25, 2010 of HTIL, HWL and the Offeror regarding the effective date of the Scheme, withdrawal of listing of the Shares and the ADSs, dispatch of checks for cash payment under the proposals and cancellation of the annual general meeting of HTIL (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on May 25, 2010).

(a)(5)(19)

Joint Press Release dated May 25, 2010 of HTIL and HWL regarding the effective date of the Scheme (incorporated by reference to Exhibit 1.2 to HTIL’s Report on Form 6-K furnished to the SEC on May 25, 2010).

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher John Foll
Name:	Christopher John Foll
Title:	Executive Director and Chief Financial Officer
Date:	May 25, 2010

HUTCHISON TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Director
Date:	May 25, 2010

HUTCHISON WHAMPOA LIMITED

By:	/s/ Susan Chow
Name:	Susan Chow
Title:	Deputy Group Managing Director
Date:	May 25, 2010

Exhibit Index

Exhibit Number	Description

(a)(3)(1)	Scheme Document, dated March 15, 2010.*

(a)(3)(2)	Form of proxy card of the Court Meeting for Scheme Shareholders of HTIL.*

(a)(3)(3)	Form of proxy card of the Extraordinary General Meeting for Shareholders of HTIL.*

(a)(3)(4)	Form of voting instruction card for holders of ADSs.*

(a)(3)(5)

Depositary’s Notice to ADS Holders of Court Meeting for Scheme Shareholders of HTIL, Extraordinary General Meeting for Shareholders of HTIL, Termination of the Deposit Agreement and Closure of the ADS Facility, dated March 15, 2010.*

(a)(3)(6)	Amended form of voting instruction card for holders of ADSs (incorporated by reference to Exhibit 1.4 to HTIL’s Report on Form 6-K furnished to the SEC on April 26, 2010).

(a)(3)(7)

Amended Depositary’s Notice to ADS Holders of Court Meeting for Scheme Shareholders of HTIL, Extraordinary General Meeting for Shareholders of HTIL, Termination of the Deposit Agreement and Closure of the ADS Facility.**

(a)(5)(1)

Announcement dated January 4, 2010 of HTIL regarding the suspension of trading of HTIL’s Shares on the Main Board of The Stock Exchange of Hong Kong Limited (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 4, 2010).

(a)(5)(2)

Press Release dated January 4, 2010 of HTIL regarding the trading halt of HTIL’s ADSs on the New York Stock Exchange (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 5, 2010).

(a)(5)(3)

Joint Announcement dated January 8, 2010 of HTIL, HWL and the Offeror relating to the proposed privatization of HTIL by the Offeror by way of a scheme of arrangement under Section 86 of the Companies Law of the Cayman Islands (incorporated by reference to Exhibit 1.2 to HTIL’s Report on Form 6-K furnished to the SEC on January 8, 2010).

(a)(5)(4)

Joint Press Release dated January 8, 2010 of HTIL and HWL regarding the proposed privatization of HTIL (incorporated by reference to Exhibit 1.3 to HTIL’s Report on Form 6-K furnished to the SEC on January 8, 2010).

(a)(5)(5)

Announcement dated January 15, 2010 of HTIL relating to the formation of the independent board committee and the appointment of the independent financial adviser in connection with the proposed privatization of HTIL (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 15, 2010).

(a)(5)(6)

Press Release dated January 15, 2010 of HTIL relating to the formation of the independent board committee and the appointment of the independent financial adviser in connection with the proposed privatization of HTIL (incorporated by reference to Exhibit 1.2 to HTIL’s Report on Form 6-K furnished to the SEC on January 15, 2010).

(a)(5)(7)

Joint Announcement dated January 28, 2010 of HTIL, HWL and the Offeror relating to the extension of time for the dispatch of the scheme document in connection with the proposed privatization of HTIL (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on January 28, 2010).

(a)(5)(8)	Joint Announcement dated March 15, 2010 of HTIL, HWL and the Offeror relating to the dispatch of the scheme document and option proposal letters in connection with the proposed privatization of HTIL.*

(a)(5)(9)	Joint Press Release dated March 14, 2010 of HTIL and HWL relating to the dispatch of the scheme document in connection with the proposed privatization of HTIL.*

(a)(5)(10)

Joint Announcement dated April 22, 2010 of HTIL, HWL and the Offeror on closure of registers of members of HTIL and other matters relating to the proposed privatization of HTIL by way of a scheme of arrangement under Cayman Islands law (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on April 22, 2010).

(a)(5)(11)

Letter dated April 27, 2010 from HTIL to its shareholders (including ADS holders) with reminder regarding the court meeting and the extraordinary general meeting of HTIL to be held on May 12, 2010, and certain actions to be taken, in relation to the proposed privatization of HTIL (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on April 26, 2010).

(a)(5)(12)

Joint Announcement dated May 4, 2010 of HTIL, HWL and the Offeror regarding further amendments to the Schedule 13E-3 (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on May 4, 2010).

(a)(5)(13)

Announcement dated May 12, 2010 of HTIL regarding the suspension of trading of HTIL’s Shares on the Main Board of The Stock Exchange of Hong Kong Limited (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on May 12, 2010).

(a)(5)(14)

Joint Announcement dated May 12, 2010 of HTIL, HWL and the Offeror regarding the results of the court meeting and the extraordinary general meeting of HTIL, and the resumption of trading in HTIL Shares (incorporated by reference to Exhibit 1.2 to HTIL’s Report on Form 6-K furnished to the SEC on May 12, 2010).

(a)(5)(15)

Joint Press Release dated May 12, 2010 of HTIL and HWL on the obtaining of shareholders’ approval for the proposed privatization of HTIL (incorporated by reference to Exhibit 1.3 to HTIL’s Report on Form 6-K furnished to the SEC on May 12, 2010).

(a)(5)(16)

Joint Announcement dated May 24, 2010 of HTIL, HWL and the Offeror regarding the sanction of the Scheme by the Grand Court of the Cayman Islands, the expected withdrawal of listing of the Shares and the ADSs, and the expected cancellation of HTIL’s annual general meeting (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on May 24, 2010).

(a)(5)(17)

Joint Press Release dated May 24, 2010 of HTIL and HWL regarding the sanction of the Scheme by the Grand Court of the Cayman Islands, the expected withdrawal of listing of the Shares and the ADSs, and the expected cancellation of HTIL’s annual general meeting (incorporated by reference to Exhibit 1.2 to HTIL’s Report on Form 6-K furnished to the SEC on May 24, 2010).

(a)(5)(18)

Joint Announcement dated May 25, 2010 of HTIL, HWL and the Offeror regarding the effective date of the Scheme, withdrawal of listing of the Shares and the ADSs, dispatch of checks for cash payment under the proposals and cancellation of the annual general meeting of HTIL (incorporated by reference to Exhibit 1.1 to HTIL’s Report on Form 6-K furnished to the SEC on May 25, 2010).

(a)(5)(19)

Joint Press Release dated May 25, 2010 of HTIL and HWL regarding the effective date of the Scheme (incorporated by reference to Exhibit 1.2 to HTIL’s Report on Form 6-K furnished to the SEC on May 25, 2010).

(b)	None.

(c)(1)

Letter from Somerley Limited, the independent financial adviser to the independent board committee of HTIL, dated March 15, 2010 (included in “Part VI — Letter from the Independent Financial Adviser to the HTIL Independent Board Committee” of the Scheme Document filed herewith as Exhibit (a)(3)(1)).

(c)(2)	Presentation given by Somerley Limited, the independent financial adviser to the independent board committee of HTIL, on February 5, 2010.*

(c)(3)	Letter from Asian Capital (Corporate Finance) Limited, the independent financial adviser to the boards of HWL and the Offeror, dated January 21, 2010.*

(c)(4)	Goldman Sachs Presentation, dated January 8, 2010.*

(c)(5)	Goldman Sachs preliminary presentation, dated January 4, 2010.***

(d)	None.

(f)	None.

(g)	None.

*  Previously filed with the Schedule 13E-3 on March 15, 2010.

**  Previously filed with Amendment No. 2 to the Schedule 13E-3 on April 27, 2010.

***  Previously filed with Amendment No. 3 to the Schedule 13E-3 on May 3, 2010.